

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota

Re: **INREIT Real Estate Investment Trust**
        Form 10-12G
        Filed March 10, 2011
        File No. 000-54295

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   We note that your disclosure in the Form 10 is as of September 30, 2010. Please revise to update your disclosure throughout the document.

3.   Please tell us when you were initially subject to the reporting requirements under section 12(g) of the Exchange Act.

4.   Please revise your disclosures of "net income" throughout your filing to be consistent with the measures reported on your statements of operations. For example, on pages 57 and 70 and 114, the amounts disclosed for "net income" do not tie to the statements of operations.

Item 1. Business, page 2

5.   Please revise your disclosure in this section to further describe the development of your business during the last three years. Please refer to Item 101(h) of Regulation S-K.

6.   Please provide an organizational chart that depicts how you are organized.

Item 1A. Risk Factors, page 31

7.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. For example purposes only, we note the following subheadings:

- "Common shares of beneficial interest represent an investment…," page 31;

- "Income will be received primarily from the leasing and resale…," page 31;

- "Ordinary dividends payable by REITS generally are taxed…," page 37;

- "Special rules may apply to distributions to tax-exempt…," page 38;

- "General risks of investments in real estate related equity assets…," page 49;

- "General risks of investments in commercial mortgage-backed…," page 49;

- "General risks of investments in mortgage instruments…," page 50

- "Delays in liquidating defaulted mortgage loan investments…," page 50

- "General risks of investments in mezzanine loans…," page 50

- "Interest rate and related risks…," page 50;

- "Illiquid investment," page 51; and

- "Liquidation prior to the maturity of our real estate securities…," page 51.

"Our performance could be adversely affected by the general risks involved in…," page 41

"We face risks associated with property acquisitions which could adversely affect…," page 43

8.   Please note that each risk factor should address a single material risk in a concise manner. It appears these risk factors are addressing multiple risks in bulleted lists. To the extent that any of the risks are significant enough to warrant separate risk factors, please revise accordingly.

Item 2. Financial Information, page 57

9.   Please tell us how you have met the requirements of Item 10(e) of Regulation S-K as it relates to your presentation of Funds from Operations and Net Operating Income. To the extent you have provided the required disclosures later in your filing, please cross reference those disclosures.

Management's Discussion and Analysis of Financial Condition…, page 58

Liquidity and Capital Resources, page 61

10.   Please expand your discussion to provide a quantitative summary of your anticipated sources and uses of cash for the next 12 months. We note that you have $12 million in mortgage maturities that come due next year as well as cash expenditures for other debt principal and interest payments, anticipated development and redevelopment costs, acquisition costs, facility improvements and non-recurring expenditures. Please quantify the amounts of all of these and any other anticipated uses over the next 12 months, and also provide a quantitative discussion of your available sources of cash. We note you indicate on page 31 that you will need to raise additional funds in the future to fund your capital needs. Please also discuss how you will address any shortfall if you are unable to raise the cash necessary to address your liquidity needs.

Results of Operations, page 64

11.   In discussing period to period changes in property revenues, please provide analysis on the relative contribution of changes in occupancy and rent rates to overall changes in revenues. Please also discuss any market trends in occupancy and rent rates that may have impacted or that you expect may impact your operating results.

Item 3. Properties, page 72

12.   We note you cite the United States Census Bureau and the Bureau of Labor Statistics. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

13.   We note you indicate on page 72 that many of your existing leases as of September 30, 2010 contain "step up" rental clauses that provide for increases in the base rental payments. Please revise to provide the percentage of new leases that have such "step up" rental clauses.

14.   We note you indicate on page 72 that property management firms usually receive 3% to 5% of gross rent collection for their services. We further note you indicate on page 97 that property management firms receive 5% of the monthly gross income from any properties such property manager manages. Please revise for consistency.

15.   We note your Table, beginning on page 73, which sets forth information regarding properties owned as of September 30, 2010. We further note that the column which provides the average base rental revenue per square foot for your multi-family properties lists very large rental revenues per square foot. If this is an error please revise.

16.   We note you indicate on page 74 that you acquired Applebee's Neighborhood Bar & Grill in Coon Rapids, MN on 1/10. Please revise to clarify.

17.   We note you indicate on page 74 that you acquired Buffalo Wild Wings in Austin, TX in the year 1020. Please revise.

18.   We note your definition of "annualized base rental revenue" on page 75. Please revise to include disclosure that clarifies how tenant concessions impact the calculation. To the extent concessions are not reflected in the measure, please expand the footnote to quantify how concessions would impact this calculation.

19.   We note you indicate that you acquired and disposed of several properties in 2010. Please revise your disclosure to include capitalization rates for material acquisitions and/or dispositions of your properties. Also include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes and, to the extent applicable, whether you use historical or projected net operating income.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 79

20.   We note you indicate in the footnotes to the Table that several individuals are beneficial owners of shares owned by their spouses. Please revise to identify these spouses.

21.   We note you indicate in the footnotes to the Table that the number of shares beneficially owned by various individuals do not include shares owned by other family members. Please see Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise your Table if needed.

Nomination and Governance Committee, page 83

22.   We note you indicate that the majority of the members of your nomination and governance committee will be independent. We further note you name four committee members and you identify two of the four members as being independent. Please note that a majority is defined as greater than half. Please revise or clarify.

Executive Committee, page 84

23.   We note you indicate the Executive Committee shall consist of at least three members of the Board of Trustees, with the majority of the members being independent. We further note you indicate that the Executive Committee is comprised of five members and that you identify two of the five committee members as independent trustees. Please revise or clarify.

Our Trustees and Executive Officers, page 84

24.   We note you indicate on page 85 that Mr. Winger owned and operated a retail shipping store between 2003 and 2008. Please revise your disclosure to identify the name of this store.

25.   We note you indicate Peggy Becker owns and manages Armstrong Sanitation Plus. Please revise to disclose the principal business of Armstrong Sanitation Plus.

26.   We note you indicate that Mr. Carlson, Mr. Fearing and Mr. Wieland are members of your "Executive Acquisition Committee." We note you provide a discussion of your Executive Committee on page 84. Please revise to clarify if this is the same Committee.

27.   We note you indicate Mr. Carlson is presently a business consultant with Rex Carlson Business Practices and that he has served in various capacities with Precision Diagnostic Services, Inc. and R.D. Offutt Company. Please revise your disclosure to describe the principal businesses of these organizations.

Management of the Advisor, page 89

28.   We note you indicate in the Officers and Governors of the Advisor Table on page 89 that Mr. Regan holds the position of Governor of the Advisor. We further note you indicate in Mr. Regan's bio on page 84 that Mr. Regan has served as the Chief Executive Officer and Chairman of the Board of your Advisor since May 2007. Please revise to clarify.

29.   We note you indicate Mr. Williams has prior experience with Varistar Corporation and Otter Tail Corporation. Please revise your disclosure to describe the principal businesses of these organizations.

Item 6. Executive Compensation, page 94

Compensation of our Trustees, page 94

30.   We note you indicate you pay each member of your audit committee and executive committee for each audit committee or executive committee meeting the trustee attends. We further note you also indicate that "other than for audit committee meetings, we do not compensate trustees for attendance at committee meetings." Please revise to reconcile.

31.   We note you indicate you pay your independent trustees and members of your audit and executive committees for each meeting they attend. Please revise to disclose the amount each trustee was paid for attending these meetings in your last completed fiscal year in tabular format as required by Item 402(r) of Regulation S-K.

32.   We note you outline the compensation of your advisor, affiliates and related parties, beginning on page 94. Please revise to disclose the amount of compensation received by each recipient in your last completed fiscal year.

Item 7. Certain Relationships and Related Transactions, and Trustee Independence, page 97

Related Party Transactions, page 97

33.   We note you indicate that the Advisor is owned in part by Kenneth Regan and James Wieland indirectly through an entity. Please revise your disclosure to identify the entity to which you are referring. Please also disclose each of their respective percentage ownership of the operating partnership.

34.   We note you indicate on pages 98 and 99 that Edgewood Development Group is an entity affiliated with Philip Gisi, a former member of your Board of Trustees. Please revise to indicate when Mr. Gisi was a member of your Board of Trustees and describe the nature and extent of his affiliation with Edgewood Development Group.

35.   Please revise this section to provide the approximate dollar value of the amount involved in each transaction and the approximate dollar value of the amount of the related person's interest in the transaction, where appropriate. Please refer to Item 404(a) of Regulation S-K.

36.   We note you indicate on page 98 that you engaged Roger Domres, your Advisor's former Vice President and governor, and an entity owned by Mr. Domres. Please revise your disclosure to indicate when Mr. Domres was Vice President and governor of your Advisor.

37.   We note you indicate on page 98 that you engaged Dale Lian and entities owned by Mr. Lian to assist in the sale of securities. Please revise your disclosure to identify the entities to which you are referring.

38.   We note you indicate on page 98 that you engaged Fintegra Financial Solutions, with whom Larry O'Callaghan is affiliated. Please revise your disclosure to describe Mr. O'Callaghan's affiliation with Fintegra Financial Solutions.

Rental Agreements, page 99

39.   We note you indicate that "Mr. Gisi is also responsible for the master lease of the Gate City Office building." Please revise to clarify.

Purchase of Properties, page 99

40.   We note you indicate you purchased a property in Edina, MN from an entity affiliated with Mr. Regan, Mr. Weiland, Mr. Lian and Mr. Echtenkamp. Please revise your disclosure to identify the entity to which you are referring.

41.   We note you indicate that you entered into a purchase agreement to buy "the remaining 2/3 interest in an apartment complex…of which Messrs Regan, Wieland and Lian are owners (1/2 of the 2/3)." Please revise to clarify. We further note you indicate you anticipate closing this transaction by the first quarter of 2011. Please revise to update.

Item 10. Recent Sales of Unregistered Securities, page 101

42.   We note you indicate that between January 1, 2008 and January 25, 2011 you conducted a continuous offering, you periodically resold shares you had previously repurchased from your shareholders, and you issued shares in connection with distribution reinvestments by your shareholders. Please revise to state the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Item 11. Description of Registrant's Securities to be Registered, page 102

43.   We note you indicate that as of January 25, 2011 you had approximately 3,707,781.922 common shares of beneficial interests outstanding, held by a total of approximately 809 shareholders. Please revise to provide the total number of shareholders of record that you have, for clarification.

44.   We note you identify your operating partnership as INREIT Properties, LLLP and INRET Properties, LLLP on page 105. Please revise.

Financial Statements

General

45.   To the extent applicable, please apply comments issued on the audited financial statements to the interim financial statements.

Report of Independent Registered Public Accounting Firm, page 137

46.   Please have your auditors revise their report to reference "the standards of the Public Company Accounting Oversight Board (United States)" rather than the "standard". Additionally, it appears that the conformed signature of your auditors' report does not match your auditors' name of Widmer Roel PC. Please revise accordingly.

Consolidated Statements of Operations, page 140

47.   We note that you have recorded approximately $2 million, $700,000 and $122,000 during 2009, 2008 and 2007 within the other income caption of the other income section of the consolidated statements of operations. Please separately state in your consolidated statements of operations or in a note thereto, captions and related amounts which clearly indicate the nature of the transactions out of which such material items arose.

48.   Please revise to include "Loss on Impairment of Property" within your subtotal for Income From Operations. Reference is made to 360-10-45-4 of the Accounting Standards Codification.

Notes to Consolidated Financial Statements

Note 2 – Principal Activity and Significant Accounting Policies, pages 146 and 147

49.   Please tell us how you reached the conclusion that it was appropriate to consolidate Marketplace Investors, LLC in which INREIT Properties, LLLP has a 50% ownership stake and Eagle Run Partnership in which INREIT Properties, LLLP has an 81.25% ownership stake. In your response tell us your basis in GAAP for each of your conclusions. Also, expand your disclosure to include your consolidation policy for entities that are less than wholly owned. Finally, tell us and disclose in the notes to your financial statements how you account for the third party ownership stakes in these entities.

50.   For properties such as the Grand Forks Marketplace Retail Center, the 136 unit apartment complex in Bismarck, North Dakota and the 75,000 square foot rental space in Fargo, North Dakota, please tell us how you have accounted for your tenant in common interests in these properties within your financial statements. Additionally, tell us how you have accounted for the third party tenant in common interests in such properties.

Property and Equipment, page 148

51.   Please tell us how your policy for accounting for acquisition costs is in accordance with 805-10-25-23 of the Accounting Standards Codification or otherwise amend your financial statements to expense acquisition costs, as appropriate. Also, expand your disclosure to discuss the types of costs that you capitalize, in addition to interest, when

accounting for the development and construction of real estate investments. Disclose when the capitalization period ends as well.

52.   We note your policy for assessing your real estate investments for impairment. We also note on page 74 that you have two properties with occupancy rates under 40%, West Pointe Center and Colonial Plaza. Please provide us with your impairment analyses of these properties; it appears that these low occupancy rates may indicate impairment.

Syndication Costs, page 150

53.   Explain your basis for including acquisition fees in syndication costs.

Note 5- Notes Receivable, page 154

54.   Please provide additional details related to the Minot land sale and tell us your basis in GAAP for reaching the determination that it was appropriate to account for the sale under the full accrual method.

Note – 14 NonControlling Interest of Unitholders In Operating Partnerships, page 164

55.   Please enhance your disclosure to discuss the noncontrolling limited partners' rights and options to redeem or convert shares of the operating partnership and also discuss whether INREIT has any options or rights such as the right to pay either cash or INREIT shares, at its option, when a redemption election is made at the operating partnership level. In your response, tell us if there are any restrictions that prevent a holder of operating partnership units from redeeming their units.

Note - 16 Related Party Transactions, page 166

56.   We note your disclosure that you incurred $1.4 million, $3.3 million and $1.7 million for each of the three years in the period ended December 31, 2009 for acquisition fees to INREIT Management LLC. Please tell us where you have classified these expenses within the consolidated statements of operations.

Note – 20 Business Combinations and Disposals, page 171

57.   We note your table summarizing the fair value of the assets acquired and liabilities assumed during the year ended December 31, 2009 which also includes the consideration given. Please expand our discussion to also disclose the following:

- The breakout of the type of consideration given; to the extent the consideration includes interests in your company, also disclose how you determined the value of that consideration;

- How you determined the fair value of the real estate acquired; and

- How you determined the fair value of the intangible assets acquired.

58. We note your disclosure which indicates that you have recognized a gain of approximately $872,000 related to the acquisitions of two properties during 2009. Please provide us with the purchase price allocation for each property and how you reached the conclusion that gain recognition on the acquisitions was appropriate. Cite your references to GAAP. Specifically tell us the form of the consideration given and how the consideration was valued. Also, advise us if these purchases were with related parties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Brad Swenson
Via *facsimile*: (701) 306-0200

Phil Colton, Esq.
Joy Newborg, Esq.
Via *facsimile:* (612) 604-6913